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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Cryo-Cell International, Inc.
(Name of Issuer)
Common Stock, Par Value $.01
(Title of Class of Securities)
228895108
(CUSIP Number)
Gary M. Epstein, Esq.
Greenberg Traurig, PA
1221 Brickell Avenue
Miami, Florida 33131
Fax: (305) 579-0717
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: David I. Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		170,585

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		170,585

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	170,585

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

1	NAMES OF REPORTING PERSONS: Visual Investment Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		53,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		53,850

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	53,580

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: PartnerCommunity, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		90,787

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,787

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	90,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

1	NAMES OF REPORTING PERSONS: Jamie H. Zidell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		174,430

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		174,430

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	174,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Mayim Investment Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		106,521

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		106,521

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	106,521

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

1	NAMES OF REPORTING PERSONS: David Ruttenberg

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		119,080

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,080

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,080

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Lynne Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		16,150

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,150

WITH	10	SHARED DISPOSITIVE POWER:

		3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Gilbert Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		143

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		143

WITH	10	SHARED DISPOSITIVE POWER:

		3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,143

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Mark L. Portnoy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		117,515

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		117,515

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	117,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Capital Asset Fund Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	35,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

1	NAMES OF REPORTING PERSONS: George Gaines

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Unites States of America

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Scott D. Martin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		216,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		216,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	216,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

1	NAMES OF REPORTING PERSONS: Steven Berkowitz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		114,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		114,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	114,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D/A
Item 1. Security and Issuer
     The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 (the “Statement”), by the Reporting Persons with respect to the shares of Common Stock, par value $.01 (the “Common Stock”), issued by Cryo-Cell International, Inc. (“CCII”), is hereby amended for the fourth time to furnish the additional information set forth herein.
Item 2. Identity and Background
1.	David I. Portnoy
(a)	David I. Portnoy

(b)	David I. Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154. The business address of Focus Financial Corp. is also 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	David I. Portnoy is the sole officer and director of Focus Financial Corp., a Florida corporation which invests in various businesses.

(d)	During the last five years, David I. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David I. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David I. Portnoy is a United States citizen.
2.	Visual Investment Corp.
(a)	Visual Investment Corp., a Delaware corporation

(b)	Visual Investment Corp.’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Visual Investment Corp.’s principal business is to provide investment management services to individuals. David I. Portnoy is the sole officer and director of Visual Investment Corp.

(d)	During the last five years, Visual Investment Corp. has not been convicted in a criminal proceeding.

(e)	During the last five years, Visual Investment Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
3.	PartnerCommunity, Inc.
(a)	PartnerCommunity, Inc. a Delaware corporation

(b)	PartnerCommunity, Inc.’s address is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431.

(c)	PartnerCommunity, Inc.’s principal business is software development. David I. Portnoy is the chairman of the board of directors and secretary of PartnerCommunity, Inc.

(d)	During the last five years, PartnerCommunity, Inc. has not been convicted in a criminal proceeding.

(e)	During the last five years, PartnerCommunity, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
4.	Jamie H. Zidell
(a)	Jamie H. Zidell

(b)	The business address of Jamie H. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141. The address of J.H. Zidell Attorneys is also 300 71st Street, Suite 605, Miami Beach, Florida 33141.

(c)	Jamie H. Zidell is an attorney employed by J.H. Zidell Attorneys.

(d)	During the last five years, Jamie H. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Jamie H. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Jamie H. Zidell is a United States citizen.
5.	Mayim Investment Limited Partnership
(a)	Mayim Investment Limited Partnership, a Delaware limited partnership Mayim Management Limited Partnership, a Delaware limited partnership Mayim Management, LLC, a Delaware limited liability company

(b)	Mayim Investment Limited Partnership’s address is 52 Camden Drive, Bal Harbour, Florida 33154. Mayim Management Limited Partnership’s address is 52 Camden Drive, Bal Harbour, Florida 33154. Mayim Management LLC’s address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Mayim Investment Limited Partnership was formed for the purpose of making an investment in the Common Stock. Mayim Management Limited Partnership was formed principally for the purpose of acting as the general partner of Mayim Investment Limited Partnership. Mayim Management LLC was formed principally for the purpose of acting as the general partner of Mayim Management Limited Partnership. David I. Portnoy is the managing member and owns all equity interests of Mayim Management LLC.

(d)	During the last five years, Mayim Investment Limited Partnership, Mayim Management Limited Partnership and Mayim Management LLC have not been convicted in a criminal proceeding.

(e)	During the last five years, Mayim Investment Limited Partnership, Mayim Management Limited Partnership and Mayim Management LLC have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
6.	David Ruttenberg
(a)	David Ruttenberg

(b)	David Ruttenberg’s business address is c/o Belgravia Group, Real Estate Development, 833 N. Orleans, Suite 400, Chicago, Illinois 60610. The address of Belgravia Group is also 833 N. Orleans, Suite 400, Chicago, Illinois 60610.

(c)	David Ruttenberg is a real estate developer employed by Belgravia Group.

(d)	During the last five years, David Ruttenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David Ruttenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David Ruttenberg is a United States citizen.
7.	Lynne Portnoy
(a)	Lynne Portnoy

(b)	Lynne Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Lynne Portnoy is a retired private investor.

(d)	During the last five years, Lynne Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Lynne Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Lynne Portnoy is a United States citizen.
8.	Gilbert Portnoy
(a)	Gilbert Portnoy

(b)	Gilbert Portnoy’s business address is 52 Camden Drive, Bal Harbour, Florida 33154.

(c)	Gilbert Portnoy is a retired private investor.

(d)	During the last five years, Gilbert Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Gilbert Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Gilbert Portnoy is a United States citizen.
9.	Mark L. Portnoy
(a)	Mark L. Portnoy

(b)	Mark L. Portnoy’s business address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership, a Delaware limited partnership which invests in various businesses.

(d)	During the last five years, Mark L. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mark L. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark L. Portnoy is a United States citizen.

10.	Capital Asset Fund Limited Partnership
(a)	Capital Asset Fund Limited Partnership, a Delaware limited partnership

(b)	Capital Asset Fund Limited Partnership’s address is 90 Alton Road, Suite 3307, Miami Beach, FL 33139.

(c)	Capital Asset Fund Limited Partnership’s principal business is investing in various businesses. Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership.

(d)	During the last five years, Capital Asset Fund Limited Partnership has not been convicted in a criminal proceeding.

(e)	During the last five years, Capital Asset Fund Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Not Applicable.
11.	George Gaines
(a)	George Gaines

(b)	George Gaines’ business address is 2207 Orrington Avenue, Evanston, IL, 60201.

(c)	George Gaines is a private equity professional.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.
12.	Scott D. Martin
(a)	Scott D. Martin

(b)	Scott D. Martin’s business address is 243 Trail Ridge, Rutherfordton, NC, 28139.

(c)	Scott D. Martin is a private investor.

(d)	During the last five years, Scott D. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Scott D. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Scott D. Martin is a United States citizen.
13.	Steven Berkowitz
(a)	Steven Berkowitz

(b)	Steven Berkowitz’s business address is 514 W. Webster Ave., Chicago, IL, 60614.

(c)	Steven Berkowitz is a private investor.

(d)	During the last five years, Steven Berkowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Steven Berkowitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Steven Berkowitz is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     (1) David I. Portnoy owns 170,585 shares of Common Stock acquired in open market purchases using personal funds. David I. Portnoy estimates that the total amount of funds used to acquire these shares was $450,151. These Common Stock acquisitions were made between June 2004 and September 2006. No funds were borrowed to acquire these shares.
     (2) Visual Investment Corp. owns 53,850 shares of Common Stock acquired in open market purchases using working capital. Visual Investment Corp. estimates that the total amount of funds used to acquire these shares was $171,243. These Common Stock acquisitions were made between July 2004 and June 2006. No funds were borrowed to acquire these shares.
     (3) PartnerCommunity, Inc. owns 90,787 shares of Common Stock acquired in open market purchases using working capital. PartnerCommunity, Inc. estimates that the total amount of funds used to acquire these shares was $314,123. These Common Stock acquisitions were made between July 2004 and June 2006. No funds were borrowed to acquire these shares.
     (4) Jamie H. Zidell owns 174,430 shares of Common Stock acquired in open market purchases using personal funds. Jamie H. Zidell estimates that the total amount of funds used to acquire these shares was $500,614. These Common Stock acquisitions were made between July

2004 and January 2007. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.
     (5) Mayim Investment Limited Partnership owns 106,521 shares of Common Stock acquired in open market purchases. Mayim Investment Limited Partnership estimates that the total amount of funds used to acquire these shares was $237,218. These funds were raised by Mayim Investment Limited Partnership between October 2004 and January 2005 through the sale of limited partnership interests. These Common Stock acquisitions were made between October 2004 and March 2007. No funds were borrowed to acquire these shares.
     (6) David Ruttenberg owns 119,080 shares of Common Stock acquired in open market purchases using personal funds. David Ruttenberg estimates that the total amount of funds used to acquire these shares was $401,300. These Common Stock acquisitions were made between January 2006 and May 2006. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.
     (7) Lynne Portnoy owns 16,150 shares of Common Stock acquired in open market purchases using personal funds. Lynne Portnoy also claims joint ownership of 3,000 shares of Common Stock with Gilbert Portnoy acquired in open market purchases. Lynne Portnoy estimates that the total amount of funds used to acquire these shares was $55,536. These Common Stock acquisitions were made approximately in August 2004. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment and voting discretion over these shares.
     (8) Gilbert Portnoy owns 143 shares of Common Stock acquired in open market purchases using personal funds. Gilbert Portnoy claims joint ownership of 3,000 shares of Common Stock with Lynne Portnoy acquired in open market purchases. Gilbert Portnoy estimates that the total amount of funds used to acquire these shares was $13,277.52. These Common Stock acquisitions were made approximately between August 2004 and January 2005. No funds were borrowed to acquire these shares. As described in more detail below, David I. Portnoy exercises investment discretion over these shares.
     (9) Mark L. Portnoy owns 117,515 shares of Common Stock acquired in open market purchases using personal funds. Mark L. Portnoy estimates that the total amount of funds used to acquire these shares was $320,145. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.
     (10) Capital Asset Fund Limited Partnership owns 35,000 shares of Common Stock acquired in open market purchases using working capital. Capital Asset Fund Limited Partnership estimates that the total amount of funds used to acquire these shares was $94,500. These Common Stock acquisitions were made between August 2004 and September 2006. No funds were borrowed to acquire these shares.
     (11) George Gaines owns 200,000 shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $630,720. These Common Stock acquisitions were made between January 2005 and August 2006. Some of the shares of Common Stock were acquired on margin but there is currently no margin.

     (12) Scott D. Martin owns 216,000 shares of Common Stock acquired in open market purchases using personal funds. Scott D. Martin estimates that the total amount of funds used to acquire these shares was $535,171. These Common Stock acquisitions were made between August 2006 and February 2007. No funds were borrowed to acquire these shares.
     (13) Steven Berkowitz owns 114,000 shares of Common Stock acquired in open market purchases using personal funds. Steven Berkowitz estimates that the total amount of funds used to acquire these shares was $288,010. These Common Stock acquisitions were made in November 2006 and February 2007. No funds were borrowed to acquire these shares.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended by the addition of the following:
     On March 26, 2007, PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), delivered a letter to CCII (the “Notification Letter”), notifying CCII that the Record Holder intends to appear at the 2007 annual meeting of CCII’s stockholders (the “Annual Meeting”), in person or by proxy, to nominate and seek to elect individuals as members of the board of directors of CCII (the “Slate”). A copy of the Notification Letter is filed herewith as Exhibit 2 and incorporated herein by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.
Item 5. Interest in Securities of the Issuer
     (a) — (b)
     With the exception of Lynne Portnoy and Gilbert Portnoy who claim joint ownership of 3,000 shares of Common Stock, each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.
     David I. Portnoy may be deemed the beneficial owner of 734,546 shares of Common Stock, which number includes (i) 170,585 shares of Common Stock held directly by David I. Portnoy, as to which he has the sole power to vote and dispose or direct the disposition; (ii) 53,850 shares of Common Stock held by Visual Investment Corp., as to which David I. Portnoy may be deemed the beneficial owner as the sole officer and director of Visual Investment Corp.; (iii) 90,787 shares of Common Stock held by PartnerCommunity, Inc., as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary of PartnerCommunity, Inc. and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the agreement between PartnerCommunity, Inc. and Mayim Management, LLC described under Item 6 below; (iv) 174,430 shares of Common Stock held by Jamie H. Zidell, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares of Common Stock in accordance with the agreements between David I. Portnoy and Jamie H. Zidell described under Item 6 of the Statement and under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007; (v) 106,521 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited

Partnership, which is the general partner of Mayim Investment Limited Partnership; (vi) 119,080 shares of Common Stock held by David Ruttenberg, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares of Common Stock in accordance with the agreement between David I. Portnoy and David Ruttenberg described under Item 6 of the Second Amendment to the Statement, filed with the SEC on June 26, 2006; (vii) 16,150 shares of Common Stock held by Lynne Portnoy and 3,000 shares of Common Stock held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares of Common Stock in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007; and (viii) 143 shares of Common Stock held by Gilbert Portnoy and 3,000 shares of Common Stock held jointly by Gilbert Portnoy and Lynne Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares of Common Stock in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in CCII’s Form 10-KSB filed with the SEC on February 28, 2007 (“Form 10- KSB”), this represents beneficial ownership of approximately 6.3% of the shares of Common Stock outstanding.
     Visual Investment Corp. may be deemed the beneficial owner of the 53,850 shares of Common Stock held in its name. David I. Portnoy is the sole officer and director of Visual Investment Corp. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.4% of the shares of Common Stock outstanding.
     PartnerCommunity, Inc. may be deemed the beneficial owner of the 90,787 shares of Common Stock held in its name. David I. Portnoy is chairman of the board and secretary of PartnerCommunity, Inc. and managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the agreement between PartnerCommunity, Inc. and Mayim Management, LLC described under Item 6 below. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.7% of the shares of Common Stock outstanding.
     Jamie H. Zidell may be deemed the beneficial owner of the 174,430 shares of Common Stock held in his name. Under the agreements between Jamie H. Zidell and David I. Portnoy described under the Statement and under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy has the right to make investment decisions relating to such shares of Common Stock, although Jamie H. Zidell retains the sole right to vote the shares of Common Stock held by him and the right to withdraw his assets from such agreements. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.5% of the shares of Common Stock outstanding.

     Mayim Investment Limited Partnership may be deemed the beneficial owner of the 106,521 shares of Common Stock held in its name. David I. Portnoy is the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.9% of the shares of Common Stock outstanding.
     David Ruttenberg may be deemed the beneficial owner of the 119,080 shares of Common Stock held in his name. Under the agreement between David Ruttenberg and David I. Portnoy described under Item 6 of the Second Amendment to the Statement, filed with the SEC on June 26, 2006, David I. Portnoy has the right to make investment decisions relating to such shares of Common Stock, although David Ruttenberg retains the sole right to vote the shares of Common Stock held by him and the right to withdraw his assets from such agreement. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.0% of the shares of Common Stock outstanding.
     Lynne Portnoy may be deemed the beneficial owner of the 16,150 shares of Common Stock held in her name and of the 3,000 shares of Common Stock held in joint ownership with Gilbert Portnoy. Under the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Lynne Portnoy retains the right to withdraw her assets from such agreement. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.1% of the shares of Common Stock outstanding.
     Gilbert Portnoy may be deemed the beneficial owner of the 143 shares of Common Stock held in his name and of the 3,000 shares of Common Stock held in joint ownership with Lynne Portnoy. Under the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described under Item 6 of the Third Amendment to the Statement, filed with the SEC on February 1, 2007, David I. Portnoy is authorized to make investment and voting decisions relating to such shares of Common Stock, although Gilbert Portnoy retains the right to withdraw his assets from such agreement. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.0% of the shares of Common Stock outstanding.
     Mark L. Portnoy may be deemed the beneficial owner of 152,515 shares of Common Stock, which number includes (i) 117,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 35,000 shares of Common Stock held by Capital Asset Fund Limited Partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.3% of the shares of Common Stock outstanding.

     Capital Asset Fund Limited Partnership may be deemed the beneficial owner of the 35,000 shares of Common Stock held in its name. Mark L. Portnoy is the general partner of Capital Asset Fund Limited Partnership. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.3% of the shares of Common Stock outstanding.
     George Gaines may be deemed the beneficial owner of 200,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.7% of the shares of Common Stock outstanding.
     Scott D. Martin may be deemed the beneficial owner of 216,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.8% of shares of Common Stock outstanding.
     Steven Berkowitz may be deemed the beneficial owner of 114,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 shares of Common Stock outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.9% of shares of Common Stock outstanding.
     (c)
     The information provided below lists each transaction effected in the shares of Common Stock by each Reporting Person since the Third Amendment to the Statement, filed with the SEC on February 1, 2007.

		Shares Purchased
Name	Date	(Sold)	Price per Share
Mayim Investment Limited Partnership	March 23, 2007	5,000	$2.05
Mayim Investment Limited Partnership	March 22, 2007	5,000	$2.00
Mayim Investment Limited Partnership	March 22, 2007	5,000	$2.05
Mayim Investment Limited Partnership	March 22, 2007	5,000	$2.05
Mayim Investment Limited Partnership	March 21, 2007	5,000	$2.12
David I. Portnoy	March 6, 2007	(2,000)	$2.16
David I. Portnoy	March 5, 2007	(1,300)	$2.19
Scott D. Martin	February 20, 2007	1,000	$2.35
Steven Berkowitz	February 12, 2007	1,000	$2.36
Steven Berkowitz	February 8, 2007	1,000	$2.36
Steven Berkowitz	February 8, 2007	12,000	$2.357

     (d)
     As described in the Statement, the Second Amendment to the Statement, filed with the SEC on June 26, 2006, and the Third Amendment to the Statement, filed with the SEC on February 1, 2007, Jamie H. Zidell and David Ruttenberg entered into agreements with David I. Portnoy, pursuant to which they agreed to share certain profits from their respective investment accounts with David I. Portnoy.
     (e)
     Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended by the addition of the following:
     Certain of the Reporting Persons entered into a verbal agreement pursuant to which the Reporting Persons agree to vote all of each Reporting Person’s shares of Common Stock of CCII, for the election of the Slate as directors of CCII at the Annual Meeting. The information set forth above in Item 4 is incorporated herein by reference.
     PartnerCommunity, Inc. has entered into an investment advisory agreement with Mayim Management, LLC, dated November 30, 2003, pursuant to which Mayim Management, LLC, a Delaware limited liability company, is authorized to make investment and voting decisions relating to certain securities investments made by PartnerCommunity, Inc. (the “Investment Advisory Agreement”), which include the shares of Common Stock held by PartnerCommunity, Inc. The Investment Advisory Agreement is attached as Exhibit 3 and is incorporated herein by reference thereto.
Item 7. Material to be Filed as Exhibits

Exhibit 1.	Joint Filing Agreements and Powers of Attorney

Exhibit 2.	Notification Letter

Exhibit 3.	Investment Advisory Agreement between PartnerCommunity, Inc. and Mayim Management, LLC, dated November 30, 2003

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2007

/s/ David I. Portnoy
David I. Portnoy

Visual Investment Corp.
By:	/s/ David I. Portnoy
David I. Portnoy
President

PartnerCommunity, Inc.
By:	/s/ David I. Portnoy
David I. Portnoy
Chairman of the Board

By:	/s/ David I. Portnoy
David I. Portnoy, for Jamie H. Zidell, pursuant to power of attorney

Mayim Investment Limited Partnership By: Mayim Management Limited Partnership, its general partner By: Mayim Management, LLC, its general partner

By:	/s/ David I. Portnoy
David I. Portnoy
President

By:	/s/ David I. Portnoy
David I. Portnoy, for David Ruttenberg, pursuant to power of attorney

By:	/s/ David I. Portnoy
David I. Portnoy, for Lynne Portnoy, pursuant to power of attorney

By:	/s/ David I. Portnoy
David I. Portnoy, for Gilbert Portnoy, pursuant to power of attorney

/s/ Mark L. Portnoy
Mark L. Portnoy

Capital Asset Fund Limited Partnership
By:	/s/ Mark L. Portnoy
Mark L. Portnoy
General Partner

/s/ George Gaines
George Gaines

/s/ Scott Martin
Scott Martin

/s/ Steven Berkowitz
Steven Berkowitz

EXHIBIT 1
Joint Filing Agreements and Powers of Attorney
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of January 2005.

/s/ David Portnoy
David Portnoy

Focus Financial Corp.
By:	/s/ David Portnoy
David Portnoy
President

Visual Investment Corp.
By:	/s/ David Portnoy
David Portnoy
President

PartnerCommunity, Inc.
By:	/s/ David Portnoy
David Portnoy
Chairman of the Board

/s/ Jamie H. Zidell
Jamie H. Zidell

Mayim Investment Limited Partnership By: Mayim Management Limited Partnership, its general partner By: Mayim Management, LLC, its general partner

By:	/s/ David Portnoy
David Portnoy
President

EXHIBIT 2
March 26, 2007
VIA FEDERAL EXPRESS AND
FACSIMILE TRANSMISSION

Cryo-Cell International, Inc.
700 Brooker Creek Blvd., Suite 1800
Oldsmar, Florida 34677
Attention: Corporate Secretary

Re:	Stockholder’s Notice for Nomination of Person for Election as Director of Cryo-Cell International, Inc. (“CCII”)
Ladies and Gentlemen:
     PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), hereby submits this notice (this “Notice”) on the date hereof pursuant to the requirements (the “Bylaw Requirements”) set forth in Article II, Section 10 of the Amended and Restated Bylaws of CCII, attached as Exhibit 3.1 to the Form 8-K filed by CCII with the Securities and Exchange Commission (the “SEC”), on December 18, 2006 (the “Bylaws”), for the nomination of the Slate (as defined below) for election as directors of CCII at the 2007 annual meeting of stockholders of CCII (the “Annual Meeting”).
     As of the date of this Notice, the Record Holder represents that it is the record owner of 90,787 shares of Common Stock, par value $0.01 per share, of CCII (the “Shares”) and that it is entitled to vote at the Annual Meeting. Please note that David I. Portnoy may be deemed the beneficial owner of the Record Holder’s Shares as the chairman of the Record Holder’s board of directors and secretary and as the managing member of Mayim Management, LLC, which may exercise investment and voting discretion over the Record Holder’s Shares under the Investment Advisory Agreement (as defined below), pursuant to the information provided in Annex A. The address of the Record Holder is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431. Please note that the Record Holder’s stock certificate was issued in the name of PARTNER COMMUNITY, INC. and that the address set forth on such stock certificate is 61 Harbour Way, Bal Harbour, Florida 33154-1362.
     The Record Holder hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate for election as directors of CCII the following persons (each, a “Nominee” and collectively, the “Slate”):
David I. Portnoy
Mark L. Portnoy
Craig E. Fleishman, M.D.
Harold D. Berger
Scott D. Martin
     The Record Holder hereby further represents that it intends to solicit proxies in support of its nomination of the Slate by directly or indirectly delivering a proxy statement and form of proxy to holders of at least the percentage of Shares required to elect the Slate.
     As of the date hereof, based on information contained in the Bylaws, CCII’s website and CCII’s Form 10-KSB, filed with the SEC on February 28, 2007 (“Form 10-KSB”), the current Board of Directors of CCII (the “Board”) consists of 5 directors and pursuant to CCII’s Amended and Restated Certificate of Incorporation, as executed on July 10, 2000, filed by CCII with the SEC on July 19, 2002 as Exhibit 3.1 to CCII’s Form 10-QSB and the Bylaws, the number of directors shall consist of such number as from time to time shall be fixed by the Board. Based on the size of the Board during 2006, the Record Holder is assuming that 5 directors are to be elected at the

Annual Meeting. If, for any reason, more than 5 directors are to be elected at the Annual Meeting, the Record Holder reserves the right to nominate additional persons to be so elected (each, an “Additional Nominee”). Additionally, if, for any reason, any Nominee or Additional Nominee is unable to stand for election at the Annual Meeting, the Record Holder intends to nominate a person in the place of such Nominee or Additional Nominee (a “Substitute”). Finally, if fewer than 5 directors are to be elected at the Annual Meeting, the Record Holder will designate which of the Nominees will be placed in nomination. In any of those events, the Record Holder at the earliest practicable time will give notice to CCII of any Additional Nominee, the Substitute or the Nominees who will be placed in nomination.
     Pursuant to the Bylaw Requirements: (i) certain information relating to the Record Holder is set forth in the body of this Notice and Annex A; (ii) certain information relating to each Nominee is set forth in the body of this Notice and Annex A; and (iii) the written consent of each Nominee to being named in the proxy statement as a nominee and to serving as a director of CCII, if elected, is attached as Annex B.
     The Record Holder and other stockholders (each, a “Reporting Person”) filed on January 25, 2005 a Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC relating to CCII (the “Filing”). The first amendment to the Filing was filed with the SEC on February 2, 2006 (the “First Filing Amendment”). The second amendment to the Filing was filed with the SEC on June 26, 2006 (the “Second Filing Amendment”). The third amendment to the Filing was filed with the SEC on February 1, 2007 (the “Third Filing Amendment”). The fourth amendment to the Filing was filed with the SEC on March 26, 2007 (the “Fourth Filing Amendment” and collectively with the Filing, the First Filing Amendment, the Second Filing Amendment and the Third Filing Amendment, the “13D Filings”).
     The 13D Filings, all attachments thereto and all future amendments thereto, are hereby incorporated into and made a part of this Notice (but only to the extent that the information disclosed therein constitutes information regarding the Record Holder or each Nominee that is required to be set forth in this Notice pursuant to Bylaw Requirements). Accordingly, all such matters disclosed in any part of the 13D Filings, including all attachments thereto, should be deemed disclosed for all purposes of this Notice.
     The Fourth Filing Amendment, a copy of which was previously delivered to CCII pursuant to Rule 13d-7 under the Exchange Act, is available at no charge at the SEC’s website at http://www.sec.gov. If CCII requests additional copies of the Fourth Filing Amendment, the Record Holder will provide them.
     The Record Holder and each Nominee have an interest in the election of directors at the Annual Meeting: (i) through the beneficial ownership (if any) of Shares, as described on the applicable attachment to Annex A and (ii) pursuant to certain agreements or relationships disclosed within this Notice and in the 13D Filings incorporated herein by reference, which include, if applicable to such Record Holder or Nominee: (A) a verbal agreement dated January 18, 2007 among the Record Holder, David I. Portnoy, Mark L. Portnoy, Scott D. Martin and certain other Reporting Persons, as described in the Third Filing Amendment, pursuant to which the parties agree to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of such Third Filing Amendment, incorporated herein by reference thereto, which activities include a shareholder proposal to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 and the possible nomination of the Slate (the “Fee Sharing Agreement”); (B) a verbal agreement among the Record Holder, David I. Portnoy, Mark L. Portnoy, Scott D. Martin and certain other Reporting Persons in the Fourth Filing Amendment, incorporated herein by reference thereto, pursuant to which the parties agree to vote all of each Reporting Person’s Shares for the election of the Slate as directors of CCII at the Annual Meeting (the “Voting Agreement”); (C) a verbal agreement among each Nominee, with the exception of Harold D. Berger who is not a CCII stockholder (each, a “Stockholder Nominee”), pursuant to which the parties agree to vote all of each Stockholder Nominee’s Shares for the election of the Slate as directors of CCII at the Annual Meeting (the “Stockholder Nominee Voting Agreement”); (D) an accounting relationship where Harold D. Berger provides accounting services to Mark L. Portnoy and to Capital Asset Fund Limited Partnership, a Delaware limited partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner, on a regular basis and receives customary fees for such accounting services (the “Accounting Services Relationship”), which are currently expected to continue; and (E) an agreement between the Record Holder and Mayim Management, LLC, a Delaware limited liability company whose owner and managing member is David I. Portnoy, as described in Item 6 of the Fourth Filing Amendment, incorporated herein by reference thereto, pursuant to which Mayim Management,

LLC, is authorized to make investment and voting decisions relating to certain securities investments made by the Record Holder, which include the Shares held by the Record Holder (the “Investment Advisory Agreement”).
     With respect to each Nominee, other than as disclosed in this Notice and in the 13D Filings incorporated herein by reference, (i) such Nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of CCII, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Nominee nor any of such Nominee’s associates have any arrangement or understanding with any person with respect to (A) any future employment by CCII or its affiliates or (B) any future transactions to which CCII or any of its affiliates will or may be a party.
     With respect to each Nominee, such Nominee is independent under the independence standards applicable to CCII under paragraph (a)(1) of Item 407 of Regulation S-K.
     The Annexes and all attachments thereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Annexes and all attachments thereto should be deemed disclosed for all purposes of this Notice. All upper case terms appearing in the Annexes and all attachments thereto that are not defined in such Annexes and attachments shall have the meanings given in the body of this Notice or the Annexes, as applicable.
     Information is set forth herein as of the date hereof and neither the delivery of this Notice in accordance with the Bylaw Requirements nor any delivery by the Record Holder of additional information to CCII from and after the date hereof shall be deemed to constitute an admission by the Record Holder or any of its respective affiliates that such delivery is required or that each and every item of information is required by the Bylaws or as to the legality or enforceability of the Bylaws or any other matter, or a waiver by the Record Holder or any of its respective affiliates of their right to contest or challenge, in any way, the validity or enforceability of the Bylaws or any other matter (including actions taken by the Board in anticipation of or following receipt of this Notice).
[Signature page follows]

Very truly yours,

PartnerCommunity, Inc.
By:	/s/ David I. Portnoy
David I. Portnoy
Chairman of the Board

ANNEX A
     Certain information about the Record Holder and each Nominee is set forth in the attachments to this Annex A.

ANNEX A
ATTACHMENT 1
INFORMATION ABOUT THE RECORD HOLDER PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	PartnerCommunity, Inc.
BUSINESS ADDRESS:	901 Yamato Road, Suite 115
Boca Raton, Florida 33431
PRINCIPAL BUSINESS:	See below
     PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), has an interest in the election of directors at the Annual Meeting pursuant to the Fee Sharing Agreement, Voting Agreement, Investment Advisory Agreement and its beneficial ownership of securities, as described below.
     The Record Holder’s principal business is providing software and hardware integration solutions to telecommunication companies. David I. Portnoy may be deemed the beneficial owner of the Record Holder’s Shares as the chairman of the board and secretary of the Record Holder and as the managing member of Mayim Management, LLC, which may exercise investment and voting discretion over the Record Holder’s Shares under the Investment Advisory Agreement. Furthermore, Mark L. Portnoy is a director and stockholder of the Record Holder and Harold D. Berger is also a stockholder of the Record Holder.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     The Record Holder may be deemed the beneficial owner of the 90,787 Shares held in its name. Based upon 11,624,629 Shares outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 0.7% of Shares outstanding.
     David I. Portnoy may be deemed the beneficial owner of the 90,787 Shares held by the Record Holder, as the chairman of the board and secretary of the Record Holder and as the managing member of Mayim Management, LLC, which may exercise investment and voting discretion over the Record Holder’s Shares under the Investment Advisory Agreement.
TWO YEARS SUMMARY TABLE:
     The following table indicates the date of each purchase and sale of Shares that may be beneficially owned by the Record Holder within the past two years, and the number of Shares in each such purchase and sale:

Name	Date	Shares Purchased (Sold)
PartnerCommunity, Inc.	June 30, 2006	(6,213)
PartnerCommunity, Inc.	June 22, 2006	(6,000)
PartnerCommunity, Inc.	June 21, 2006	(5,000)
PartnerCommunity, Inc.	June 16, 2006	9,500
PartnerCommunity, Inc.	June 16, 2006	500
PartnerCommunity, Inc.	June 15, 2006	(3,983)
PartnerCommunity, Inc.	June 14, 2006	(10,000)
PartnerCommunity, Inc.	June 14, 2006	(3,600)
PartnerCommunity, Inc.	June 14, 2006	(1,000)
PartnerCommunity, Inc.	May 31, 2006	(10,000)
PartnerCommunity, Inc.	May 31, 2006	(1,000)
PartnerCommunity, Inc.	May 30, 2006	5,000
PartnerCommunity, Inc.	May 23, 2006	(25,000)
PartnerCommunity, Inc.	May 23, 2006	(7,500)
PartnerCommunity, Inc.	May 22, 2006	20,000

Name	Date	Shares Purchased (Sold)
PartnerCommunity, Inc.	May 22, 2006	10,000
PartnerCommunity, Inc.	May 22, 2006	4,000
PartnerCommunity, Inc.	May 17, 2006	(11,324)
PartnerCommunity, Inc.	May 17, 2006	(1,500)
PartnerCommunity, Inc.	May 17, 2006	(1,357)
PartnerCommunity, Inc.	May 9, 2006	(2,000)
PartnerCommunity, Inc.	April 11, 2006	(1,000)
PartnerCommunity, Inc.	April 11, 2006	(1,000)
PartnerCommunity, Inc.	March 13, 2006	(1,000)
PartnerCommunity, Inc.	March 8, 2006	1,000
PartnerCommunity, Inc.	March 3, 2006	(2,836)
PartnerCommunity, Inc.	March 3, 2006	(1,000)
PartnerCommunity, Inc.	March 3, 2006	(500)
PartnerCommunity, Inc.	February 27, 2006	4,000
PartnerCommunity, Inc.	January 27, 2006	4,500
PartnerCommunity, Inc.	January 26, 2006	500
PartnerCommunity, Inc.	January 24, 2006	3,000
PartnerCommunity, Inc.	January 24, 2006	1,500
PartnerCommunity, Inc.	January 23, 2006	500
PartnerCommunity, Inc.	January 5, 2006	10,000
PartnerCommunity, Inc.	December 29, 2005	3,600
PartnerCommunity, Inc.	December 13, 2005	5,000
PartnerCommunity, Inc.	November 14, 2005	5,000
PartnerCommunity, Inc.	September 28, 2005	2,000
PartnerCommunity, Inc.	August 25, 2005	(1,800)
PartnerCommunity, Inc.	July 21, 2005	(3,000)
PartnerCommunity, Inc.	July 15, 2005	(1,000)
PartnerCommunity, Inc.	July 12, 2005	1,000
PartnerCommunity, Inc.	July 7, 2005	1,000
PartnerCommunity, Inc.	June 28, 2005	(300)
PartnerCommunity, Inc.	June 27, 2005	(1,900)
PartnerCommunity, Inc.	June 21, 2005	5,000
PartnerCommunity, Inc.	May 27, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(1,000)
PartnerCommunity, Inc.	May 26, 2005	(940)
PartnerCommunity, Inc.	April 4, 2005	500
PartnerCommunity, Inc.	March 29, 2005	500
PartnerCommunity, Inc.	March 21, 2005	655

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, the Record Holder is a party to the Fee Sharing Agreement pursuant to which the Record Holder and certain other Reporting Persons in the Third Filing Amendment verbally agreed to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of the Third Filing Amendment, incorporated herein by reference thereto, which activities include a shareholder proposal to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 and the possible nomination of the Slate.
     As described above, the Record Holder is a party to the Voting Agreement pursuant to which the Record Holder and certain other Reporting Persons in the Fourth Filing Amendment, incorporated herein by reference thereto, verbally agreed to vote all of each Reporting Person’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     As described above, the Record Holder is a party to the Investment Advisory Agreement, incorporated herein by reference thereto, pursuant to which Mayim Management, LLC, may exercise investment and voting discretion over the Record Holder’s Shares.

ANNEX A
ATTACHMENT 2
INFORMATION ABOUT NOMINEES PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	David I. Portnoy
AGE:	44
BUSINESS ADDRESS:	52 Camden Drive
Bal Harbour, FL 33154
RESIDENCE ADDRESS:	52 Camden Drive
Bal Harbour, FL 33154
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See below
     David I. Portnoy has an interest in the election of directors at the Annual Meeting pursuant to the Fee Sharing Agreement, Voting Agreement, the Stockholder Nominee Voting Agreement, the Investment Advisory Agreement and his beneficial ownership of securities, as described below. David I. Portnoy is the chairman of the board and secretary of the Record Holder and may be deemed the beneficial owner of the Shares held by the Record Holder, as described below. David I. Portnoy is the brother of Nominee, Mark L. Portnoy. Furthermore, David I. Portnoy is the son of Gilbert Portnoy and Marilyn Goldsmith and the stepson of Lynne Portnoy and Sidney Goldsmith, current stockholders of CCII. As described in the Fourth Filing Amendment, incorporated herein by reference thereto, Lynne Portnoy may be deemed the beneficial owner of the 16,150 Shares held in her name and of the 3,000 Shares held in joint ownership with Gilbert Portnoy and Gilbert Portnoy may be deemed the beneficial owner of the 143 Shares held in his name and of the 3,000 Shares held in joint ownership with Lynne Portnoy. Marilyn Goldsmith may be deemed the beneficial owner of 1,158 Shares held in her name and of 4,362 Shares held in joint ownership with Sidney Goldsmith. Sidney Goldsmith may be deemed the beneficial owner of 4,362 Shares held in joint ownership with Marilyn Goldsmith.
     David I. Portnoy is President of Focus Financial Corp., a private investment banking and venture capital firm that was formed in 1988. He also serves as President of Visual Investment Corp., a private investment firm. Mr. Portnoy has experience in venture capital investments, including two investments that subsequently went public, Daleen Technologies Inc. and Caribbean Cigar Company. Currently, Mr. Portnoy serves as Chairman of the Board of the Record Holder, a company providing software and hardware integration solutions to telecommunication companies, including AT&T and Verizon. He is also Chairman of the Board of uTIPu Inc., a private Internet based business, and Director of the Advisory Board of Waves Ltd., an audio technology company based in Israel. Mr. Portnoy has also served on the Board of Directors of The Shul of Bal Harbour. Mr. Portnoy graduated Magna Cum Laude in 1984 from The Wharton School of Finance at the University of Pennsylvania where he earned a Bachelor of Science Degree in Economics with a joint major in finance and accounting.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     David I. Portnoy may be deemed the beneficial owner of 734,546 Shares, which number includes (i) 170,585 Shares held directly by David I. Portnoy, as to which he has the sole power to vote and dispose or direct the disposition; (ii) 53,850 Shares held by Visual Investment Corp., as to which David I. Portnoy may be deemed the beneficial owner as the sole officer and director of Visual Investment Corp.; (iii) 90,787 Shares held by the Record Holder, as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such Shares in accordance with the Investment Advisory Agreement; (iv) 174,430 Shares held by Jamie H. Zidell, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such Shares in accordance with the agreements between David I. Portnoy and Jamie H. Zidell described below; (v) 106,521 Shares held byMayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner ofMayim Investment Limited Partnership; (vi) 119,080 Shares held by David Ruttenberg, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such Shares in accordance with the agreement between David I. Portnoy and David Ruttenberg described below; (vii) 16,150 Shares held by Lynne Portnoy and 3,000 Shares held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such Shares in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described below; and (viii) 143 Shares held by Gilbert Portnoy and 3,000 Shares held jointly by Gilbert Portnoy and Lynne Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such Shares in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described below. Based upon 11,624,629 Shares outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 6.3% of Shares outstanding.
TWO YEARS SUMMARY TABLE:
     The following table indicates the date of each purchase and sale of Shares that may be beneficially owned by David I. Portnoy within the past two years, and the number of Shares in each such purchase and sale:

Name	Date	Shares Purchased (Sold)
David I. Portnoy	March 6, 2007	(2,000)
David I. Portnoy	March 5, 2007	(1,300)
David I. Portnoy	December 14, 2006	(800)
David I. Portnoy	November 3, 2006	(4,700)
David I. Portnoy	November 3, 2006	(300)
David I. Portnoy	October 24, 2006	(2,179)
David I. Portnoy	October 16, 2006	(500)
David I. Portnoy	September 21, 2006	1,000
David I. Portnoy	September 21, 2006	1,000
David I. Portnoy	September 14, 2006	336
David I. Portnoy	September 14, 2006	317
David I. Portnoy	September 7, 2006	(300)
David I. Portnoy	September 7, 2006	(3,300)
David I. Portnoy	September 7, 2006	(500)
David I. Portnoy	August 14, 2006	(1,000)
David I. Portnoy	August 14, 2006	(1,000)
David I. Portnoy	August 11, 2006	125
David I. Portnoy	August 8, 2006	(800)
David I. Portnoy	July 31, 2006	(1,000)
David I. Portnoy	June 8, 2006	(3,500)
David I. Portnoy	June 8, 2006	(3,500)
David I. Portnoy	June 8, 2006	(1,000)
David I. Portnoy	June 8, 2006	(1,000)
David I. Portnoy	June 8, 2006	(500)
David I. Portnoy	June 8, 2006	(500)
David I. Portnoy	June 8, 2006	(5,000)
David I. Portnoy	May 31, 2006	(5,161)
David I. Portnoy	May 22, 2006	(4,000)
David I. Portnoy	May 22, 2006	(2,000)
David I. Portnoy	May 22, 2006	(2,000)
David I. Portnoy	May 16, 2006	(10,000)
David I. Portnoy	May 16, 2006	(5,000)
David I. Portnoy	May 16, 2006	(2,000)
David I. Portnoy	May 16, 2006	(3,000)
David I. Portnoy	May 15, 2006	10,000
David I. Portnoy	May 15, 2006	6,200

Name	Date	Shares Purchased (Sold)
David I. Portnoy	May 8, 2006	2,000
David I. Portnoy	April 28, 2006	(813)
David I. Portnoy	April 28, 2006	(500)
David I. Portnoy	April 11, 2006	(2,000)
David I. Portnoy	April 10, 2006	(10,000)
David I. Portnoy	April 10, 2006	(5,500)
David I. Portnoy	April 10, 2006	(4,500)
David I. Portnoy	April 10, 2006	(4,426)
David I. Portnoy	April 10, 2006	(3,100)
David I. Portnoy	April 10, 2006	(2,000)
David I. Portnoy	March 8, 2006	(4,000)
David I. Portnoy	March 8, 2006	(1,300)
David I. Portnoy	March 8, 2006	(1,000)
David I. Portnoy	March 7, 2006	(700)
David I. Portnoy	March 3, 2006	(5,000)
David I. Portnoy	March 3, 2006	(5,000)
David I. Portnoy	March 2, 2006	(3,000)
David I. Portnoy	March 2, 2006	(2,375)
David I. Portnoy	March 1, 2006	(1,500)
David I. Portnoy	March 1, 2006	(1,000)
David I. Portnoy	March 1, 2006	(5,000)
David I. Portnoy	February 27, 2006	10,000
David I. Portnoy	February 27, 2006	(2,500)
David I. Portnoy	February 27, 2006	(500)
David I. Portnoy	February 27, 2006	(500)
David I. Portnoy	February 27, 2006	(500)
David I. Portnoy	February 27, 2006	(500)
David I. Portnoy	February 24, 2006	(4,300)
David I. Portnoy	February 24, 2006	(3,000)
David I. Portnoy	February 14, 2006	(2,336)
David I. Portnoy	January 19, 2006	(3,600)
David I. Portnoy	January 13, 2006	2,600
David I. Portnoy	January 12, 2006	2,600
David I. Portnoy	January 12, 2006	1,118
David I. Portnoy	January 4, 2006	4,500
David I. Portnoy	December 30, 2005	500
David I. Portnoy	December 29, 2005	5,000
David I. Portnoy	December 16, 2005	5,000
David I. Portnoy	December 13, 2005	5,000
David I. Portnoy	December 12, 2005	2,000
David I. Portnoy	December 8, 2005	1,000
David I. Portnoy	December 7, 2005	1,500
David I. Portnoy	December 7, 2005	1,000
David I. Portnoy	December 7, 2005	500
David I. Portnoy	November 28, 2005	5,000
David I. Portnoy	November 17, 2005	(4,500)
David I. Portnoy	November 14, 2005	3,500
David I. Portnoy	November 14, 2005	1,500
David I. Portnoy	November 11, 2005	1,000
David I. Portnoy	November 10, 2005	(1,000)
David I. Portnoy	November 10, 2005	4,000

Name	Date	Shares Purchased (Sold)
David I. Portnoy	November 10, 2005	3,154
David I. Portnoy	November 10, 2005	3,118
David I. Portnoy	November 10, 2005	3,000
David I. Portnoy	November 10, 2005	2,900
David I. Portnoy	November 10, 2005	2,090
David I. Portnoy	November 10, 2005	2,000
David I. Portnoy	November 10, 2005	1,000
David I. Portnoy	November 10, 2005	300
David I. Portnoy	October 17, 2005	2,500
David I. Portnoy	October 17, 2005	2,378
David I. Portnoy	October 17, 2005	1,500
David I. Portnoy	October 17, 2005	1,326
David I. Portnoy	October 17, 2005	400
David I. Portnoy	October 14, 2005	500
David I. Portnoy	October 14, 2005	1,654
David I. Portnoy	October 14, 2005	1,000
David I. Portnoy	October 14, 2005	1,000
David I. Portnoy	October 13, 2005	572
David I. Portnoy	October 12, 2005	2,000
David I. Portnoy	October 11, 2005	2,000
David I. Portnoy	October 7, 2005	2,000
David I. Portnoy	October 6, 2005	3,600
David I. Portnoy	October 6, 2005	2,000
David I. Portnoy	September 29, 2005	5,000
David I. Portnoy	September 29, 2005	3,650
David I. Portnoy	September 29, 2005	1,000
David I. Portnoy	September 27, 2005	2,008
David I. Portnoy	September 20, 2005	(1,000)
David I. Portnoy	September 13, 2005	(2,000)
David I. Portnoy	September 13, 2005	2,000
David I. Portnoy	August 11, 2005	(1,428)
David I. Portnoy	July 15, 2005	(10,000)
David I. Portnoy	July 15, 2005	(10,000)
David I. Portnoy	July 15, 2005	(5,000)
David I. Portnoy	July 15, 2005	(5,000)
David I. Portnoy	July 15, 2005	(5,000)
David I. Portnoy	July 15, 2005	(4,500)
David I. Portnoy	July 15, 2005	(4,500)
David I. Portnoy	July 15, 2005	(2,000)
David I. Portnoy	July 15, 2005	(2,000)
David I. Portnoy	July 15, 2005	(500)
David I. Portnoy	July 15, 2005	(500)
David I. Portnoy	July 8, 2005	1,428
David I. Portnoy	June 29, 2005	1,000
David I. Portnoy	June 29, 2005	1,000
David I. Portnoy	June 27, 2005	(843)
David I. Portnoy	June 17, 2005	650
David I. Portnoy	June 9, 2005	1,050
David I. Portnoy	June 6, 2005	2,500
David I. Portnoy	June 6, 2005	800
David I. Portnoy	June 2, 2005	(1,000)

Name	Date	Shares Purchased (Sold)
David I. Portnoy	May 31, 2005	(1,000)
David I. Portnoy	May 27, 2005	(1,500)
David I. Portnoy	May 27, 2005	(500)
David I. Portnoy	May 26, 2005	(2,000)
David I. Portnoy	May 26, 2005	(2,000)
David I. Portnoy	May 26, 2005	(1,000)
David I. Portnoy	May 26, 2005	(1,000)
David I. Portnoy	May 20, 2005	(1,000)
David I. Portnoy	May 10, 2005	(445)
David I. Portnoy	April 28, 2005	(700)
David I. Portnoy	April 28, 2005	654
David I. Portnoy	April 27, 2005	1,500
David I. Portnoy	April 21, 2005	(1,000)
David I. Portnoy	April 14, 2005	1,000
David I. Portnoy	April 8, 2005	(1,000)
David I. Portnoy	April 8, 2005	(2,000)
David I. Portnoy	April 7, 2005	(1,000)
David I. Portnoy	April 6, 2005	(1,000)
David I. Portnoy	April 5, 2005	(1,000)
David I. Portnoy	April 5, 2005	(1,000)
David I. Portnoy	April 5, 2005	(1,000)
David I. Portnoy	April 1, 2005	1,000

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, David I. Portnoy is a party to the Fee Sharing Agreement pursuant to which David I. Portnoy and certain other Reporting Persons in the Third Filing Amendment verbally agreed to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of the Third Filing Amendment, incorporated herein by reference thereto, which activities include a shareholder proposal to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 and the possible nomination of the Slate.
     As described above, David I. Portnoy is a party to the Voting Agreement pursuant to which David I. Portnoy and certain other Reporting Persons in the Fourth Filing Amendment, incorporated herein by reference thereto, verbally agreed to vote all of each Reporting Person’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     As described above, David I. Portnoy is a party to the Stockholder Nominee Voting Agreement, pursuant to which David I. Portnoy and each other Stockholder Nominee verbally agreed to vote all of each Stockholder Nominee’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     David I. Portnoy is a party to three agreements with Jamie H. Zidell. The first two agreements were dated October 27, 2004 and December 20, 2004, the terms of which were disclosed in Item 6 and were included as Exhibits 2 and 3 to the Filing, incorporated herein by reference thereto. On October 2006, David I. Portnoy and Jamie H. Zidell amended their agreements, the terms of which were disclosed in Item 6 and were included as Exhibit 3 to the Third Filing Amendment, incorporated herein by reference thereto. In these three agreements, David I. Portnoy guarantees any shortfall below a certain amount in Mr. Zidell’s investment accounts in return for the sharing of profits in such investment accounts.
     David I. Portnoy is a party to a verbal agreement with David Ruttenberg, the terms of which were disclosed in Item 6 to the Second Filing Amendment, incorporated herein by reference thereto, pursuant to which David

Ruttenberg agreed to compensate David I. Portnoy with a percentage of Mr. Ruttenberg’s profits, if any, from his investment in the Shares. Mr. Portnoy does not direct the voting control over the Shares owned by Mr. Ruttenberg.
     David I. Portnoy is a party to a verbal agreement with Lynne Portnoy and Gilbert Portnoy, the terms of which were disclosed in Item 6 to the Third Filing Amendment, incorporated herein by reference thereto, pursuant to which David I. Portnoy is authorized to make investment and voting decisions relating to the Shares owned by Lynne Portnoy and Gilbert Portnoy, although Lynne Portnoy and Gilbert Portnoy retain their right to withdraw their assets from the agreement.

ANNEX A
ATTACHMENT 3
INFORMATION ABOUT NOMINEES PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	Mark Louis Portnoy
AGE:	43
BUSINESS ADDRESS:	90 Alton Rd., Unit 3307
Miami, Florida 33139
RESIDENCE ADDRESS:	90 Alton Rd., Unit 3307
Miami, Florida 33139
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See below
     Mark L. Portnoy has an interest in the election of directors at the Annual Meeting pursuant to the Fee Sharing Agreement, the Voting Agreement, the Stockholder Nominee Voting Agreement, the Accounting Services Relationship and his beneficial ownership of securities, as described below. Mark L. Portnoy is a director and stockholder of the Record Holder and the brother of Nominee, David I. Portnoy. Furthermore, Mark L. Portnoy is the son of Gilbert Portnoy and Marilyn Goldsmith and the stepson of Lynne Portnoy and Sidney Goldsmith, current stockholders of CCII. As described in the Fourth Filing Amendment, incorporated herein by reference thereto, Lynne Portnoy may be deemed the beneficial owner of the 16,150 Shares held in her name and of the 3,000 Shares held in joint ownership with Gilbert Portnoy and Gilbert Portnoy may be deemed the beneficial owner of the 143 Shares held in his name and of the 3,000 Shares held in joint ownership with Lynne Portnoy. Marilyn Goldsmith may be deemed the beneficial owner of 1,158 Shares held in her name and of 4,362 Shares held in joint ownership with Sidney Goldsmith. Sidney Goldsmith may be deemed the beneficial owner of 4,362 Shares held in joint ownership with Marilyn Goldsmith.
     Mark L. Portnoy currently serves on the board of directors of the Record Holder, a company providing software and hardware integration solutions to telecommunication companies, including AT&T and Verizon. Mr. Portnoy also serves on the board of directors of uTIPu Inc., a private Internet based business and has been engaged in managing his personal investments since April 1997. Mr. Portnoy had previously worked at Strome, Susskind Investments from January 1995 to April 1997, becoming their Chief Fixed Income Trader. Mr. Portnoy’s experience includes negotiating contracts for N.B.A. players totaling approximately $30 million. From March 1986 to November 1991, Mr. Portnoy worked on a portfolio ranging from $1 billion to $7 billion in the Fixed Income Arbitrage Department of Donaldson, Lufkin and Jenrette Securities Corp. Mr. Portnoy graduated Phi Beta Kappa from the University of North Carolina at Chapel Hill with a degree in Economics in December 1985.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     Mark L. Portnoy may be deemed the beneficial owner of 152,515 Shares, which number includes (i) 117,515 Shares held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 35,000 Shares held by Capital Asset Fund Limited Partnership, a Delaware limited partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,624,629 Shares outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.3% of Shares outstanding.

TWO YEARS SUMMARY TABLE:
     The following table indicates the date of each purchase and sale of Shares that may be beneficially owned by Mark L. Portnoy within the past two years, and the number of Shares in each such purchase and sale:

Name	Date	Shares Purchased (Sold)
Mark L. Portnoy	September 12, 2006	1,000
Mark L. Portnoy	September 1, 2006	1,000
Mark L. Portnoy	July 20, 2006	1,000
Mark L. Portnoy	June 23, 2006	500
Mark L. Portnoy	April 24, 2006	1,000
Mark L. Portnoy	December 12, 2005	1,000
Mark L. Portnoy	December 9, 2005	1,000
Mark L. Portnoy	December 6, 2005	1,000
Mark L. Portnoy	December 6, 2005	1,000
Mark L. Portnoy	November 15, 2005	1,000
Mark L. Portnoy	November 15, 2005	1,000
Mark L. Portnoy	October 4, 2005	2,000
Mark L. Portnoy	October 4, 2005	1,000
Mark L. Portnoy	October 4, 2005	1,000
Mark L. Portnoy	June 22, 2005	1,000
Mark L. Portnoy	June 7, 2005	1,000
Mark L. Portnoy	May 23, 2005	1,000
Mark L. Portnoy	May 10, 2005	1,000
Mark L. Portnoy	April 15, 2005	1,000
Mark L. Portnoy	March 30, 2005	1,000
Mark L. Portnoy	March 29, 2005	1,000
Mark L. Portnoy	March 28, 2005	400
Mark L. Portnoy	March 23, 2005	1,000

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, Mark L. Portnoy is a party to the Fee Sharing Agreement pursuant to which Mark L. Portnoy and certain other Reporting Persons in the Third Filing Amendment verbally agreed to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of the Third Filing Amendment, incorporated herein by reference thereto, which activities include a shareholder proposal to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 and the possible nomination of the Slate.
     As described above, Mark L. Portnoy is a party to the Voting Agreement pursuant to which Mark L. Portnoy and certain other Reporting Persons in the Fourth Filing Amendment, incorporated herein by reference thereto, verbally agreed to vote all of each Reporting Person’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     As described above, Mark L. Portnoy is a party to the Stockholder Nominee Voting Agreement, pursuant to which Mark L. Portnoy and each other Stockholder Nominee verbally agreed to vote all of each Stockholder Nominee’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     As described above, Mark L. Portnoy and Capital Asset Fund Limited Partnership, a Delaware limited partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner, have an Accounting Services Relationship with Harold D. Berger, pursuant to which Mr. Berger provides accounting services to Mark L. Portnoy and Capital Asset Fund Limited Partnership, on a regular basis and receives customary fees for such accounting services. The Accounting Services Relationship is currently expected to continue.

ANNEX A
ATTACHMENT 4
INFORMATION ABOUT NOMINEES PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	Craig E. Fleishman, M.D.
AGE:	44
BUSINESS ADDRESS:	50 W. Sturtevant St.
Orlando, Florida 32806
RESIDENCE ADDRESS:	5404 Brookline Dr.
Orlando, Florida 32819
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See below
     Craig E. Fleishman has an interest in the election of directors at the Annual Meeting pursuant to the Stockholder Nominee Voting Agreement and his beneficial ownership of securities, as described below.
     Craig E Fleishman, MD, FACC, FASE is a senior partner of the Congenital Heart Institute at Arnold Palmer Hospital and Miami Children’s Hospital and is the director of Non-invasive Cardiac Imaging at the Arnold Palmer Hospital for Children in Orlando. He directs the use of advanced imaging techniques in the diagnosis and management of congenital and acquired heart disease in infants and children and specializes in the evaluation, management, and counseling of families with fetal heart defects. Dr. Fleishman received his medical and pediatric training at Yale University. He subsequently received cardiology training at Duke University where he was an early investigator in the clinical development of three-dimensional cardiac ultrasound. Dr. Fleishman served on the faculties of Harvard University, Yale University, and the Ohio State University before joining the Congenital Heart Institute in Orlando. He has published numerous articles and chapters on congenital heart disease and cardiac ultrasound and is a frequent invited speaker at national scientific conferences. He has also been a consultant to multiple biomedical and medical technology companies. Dr. Fleishman is a Fellow of the American College of Cardiology and a Fellow of the American Society of Echocardiography.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     Dr. Fleishman may be deemed the beneficial owner of 9,200 Shares held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 Shares outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately less than 0.01% of Shares outstanding.
TWO YEARS SUMMARY TABLE:
     The following table indicates the date of each purchase and sale of Shares that may be beneficially owned by Craig E. Fleishman within the past two years, and the number of Shares in each such purchase and sale:

Name	Date	Shares Purchased (Sold)
Craig E. Fleishman	February 21, 2007	100
Craig E. Fleishman	February 7, 2007	100 (Gift)
Craig E. Fleishman	November 10, 2006	1,527
Craig E. Fleishman	November 9, 2006	2,473
Craig E. Fleishman	December 7, 2005	5,000

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, Dr. Fleishman is a party to the Stockholder Nominee Voting Agreement, pursuant to which Dr. Fleishman and each other Stockholder Nominee verbally agreed to vote all of each Stockholder Nominee’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     Dr. Fleishman received 100 Shares as a gift from his brother, Adam Fleishman, on February 7, 2007.

ANNEX A
ATTACHMENT 5
INFORMATION ABOUT NOMINEES PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	Harold David Berger
AGE:	43
BUSINESS ADDRESS:	P.O. Box 20301
Atlanta, Georgia 30325
RESIDENCE ADDRESS:	1079 Dean Drive NW
Atlanta, Georgia 30318
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See below
     Harold D. Berger has an interest in the election of directors at the Annual Meeting pursuant to the Accounting Services Relationship, pursuant to which Mr. Berger provides accounting services to Mark L. Portnoy and to Capital Asset Fund Limited Partnership, a Delaware limited partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner, on a regular basis and receives customary fees for such accounting services. The Accounting Services Relationship is currently expected to continue. Furthermore, Harold D. Berger is a stockholder of the Record Holder.
     Harold D. Berger has operated his own public accounting practice since 2005 and currently represents over 150 business and individual clients. Historically, Mr. Berger’s practice has focused on all aspects of the real estate industry, high end individual income tax planning and compliance, estate planning and small business operational consulting. Mr. Berger currently serves as Director and President of American Consumer Alliance, Inc., a marketing company that is expected to formally dissolve operations in late August 2007. Over the past twenty years, Mr. Berger has also served on boards for a variety of charitable organizations. Mr. Berger currently serves as Treasurer and Executive Committee Member of The Gatchell Home, Inc., as Director of The Jewish Educational Loan Fund, Inc. and as Director and financial adviser to The Atlanta Group Home Foundation, Inc. Prior to opening his private practice, Mr. Berger was employed for sixteen years with a local accounting firm in Atlanta, Georgia, Habif, Arogeti & Wynne, LLP, the last ten of which he was one of twenty equity partners. Mr. Berger graduated in 1986 from the University of North Carolina at Chapel Hill with a bachelor’s degree in Business Administration. He also graduated from the University of Texas at Austin with a Master’s degree in Professional Accounting in 1987.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     Mr. Berger does not own any Shares.
CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, Mr. Berger has an Accounting Services Relationship with Mark L. Portnoy and Capital Asset Fund Limited Partnership, a Delaware limited partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner, pursuant to which Mr. Berger provides accounting services to Mark L. Portnoy and Capital Asset Fund Limited Partnership, on a regular basis and receives customary fees for such accounting services. The Accounting Services Relationship is currently expected to continue.

ANNEX A
ATTACHMENT 6
INFORMATION ABOUT NOMINEES PURSUANT TO
ARTICLE II, SECTION 10 OF THE BYLAWS

NAME:	Scott Douglas Martin
AGE:	39
BUSINESS ADDRESS:	243 Trail Ridge Road
Rutherfordton, North Carolina 28139
RESIDENCE ADDRESS:	243 Trail Ridge Road
Rutherfordton, North Carolina 28139
PRINCIPAL OCCUPATION OR EMPLOYMENT:	See below
     Scott D. Martin has an interest in the election of directors at the Annual Meeting pursuant to the Fee Sharing Agreement, the Voting Agreement, the Stockholder Nominee Voting Agreement and his beneficial ownership of securities, as described below.
     Scott D. Martin has experience as a former CEO, management consultant and private investor. Key areas of proficiency include strategic and business planning, marketing through multiple distribution channels, project management and communications. From 2005 to 2006, Mr. Martin was the President and Chief Executive Officer of Rheem Manufacturing Company, an international provider of home comfort systems with revenue exceeding $2 billion. From 2001 to 2005, Mr. Martin was the President of Rheem’s Water Heating Division, a $600 million division that achieved the leading market share position for water heaters while being named three times as Home Depot’s Vendor Partner of the Year. Mr. Martin began his career at Rheem as the head of Marketing in 1999, following several years as a management consultant for both Andersen Consulting and Arthur Andersen’s Business Consulting Practice. Today, Mr. Martin serves as a private investor with a focus on companies in emerging markets and new product innovations. Mr. Martin graduated with Honors from the University of North Carolina at Chapel Hill in 1989 with a Bachelor of Science in Business Administration. Mr. Martin also received his Master of Business Administration in 1993 from the J.L. Kellogg Graduate School of Management at Northwestern University.
BENEFICIAL OWNERSHIP OF SECURITIES AS OF THE DATE OF THIS NOTICE:
     Mr. Martin may be deemed the beneficial owner of 216,000 Shares held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,624,629 Shares outstanding as of November 30, 2006, as reported in Form 10-KSB, this represents beneficial ownership of approximately 1.8% of Shares outstanding.

TWO YEARS SUMMARY TABLE:
     The following table indicates the date of each purchase and sale of Shares that may be beneficially owned by Scott D. Martin within the past two years, and the number of Shares in each such purchase and sale:

Name	Date	Shares Purchased (Sold)
Scott D. Martin	February 20, 2007	1,000
Scott D. Martin	December 12, 2006	7,290
Scott D. Martin	December 8, 2006	1,000
Scott D. Martin	December 8, 2006	3,210
Scott D. Martin	December 7, 2006	1,000
Scott D. Martin	December 6, 2006	2,000
Scott D. Martin	November 29, 2006	500
Scott D. Martin	October 18, 2006	6,000
Scott D. Martin	October 16, 2006	4,000
Scott D. Martin	October 16, 2006	15,000
Scott D. Martin	October 13, 2006	1,000
Scott D. Martin	October 13, 2006	1,000
Scott D. Martin	October 13, 2006	5,000
Scott D. Martin	October 11, 2006	15,000
Scott D. Martin	October 11, 2006	5,000
Scott D. Martin	October 10, 2006	20,000
Scott D. Martin	October 5, 2006	6,400
Scott D. Martin	October 5, 2006	3,100
Scott D. Martin	October 5, 2006	500
Scott D. Martin	September 27, 2006	1,000
Scott D. Martin	September 27, 2006	2,500
Scott D. Martin	September 27, 2006	5,000
Scott D. Martin	September 27, 2006	5,000
Scott D. Martin	September 27, 2006	5,000
Scott D. Martin	September 26, 2006	7,500
Scott D. Martin	September 26, 2006	500
Scott D. Martin	September 21, 2006	10,000
Scott D. Martin	September 21, 2006	5,000
Scott D. Martin	September 21, 2006	5,000
Scott D. Martin	September 18, 2006	20,000
Scott D. Martin	September 12, 2006	13,800
Scott D. Martin	September 11, 2006	6,200
Scott D. Martin	September 8, 2006	5,000
Scott D. Martin	September 6, 2006	2,000
Scott D. Martin	September 6, 2006	3,000
Scott D. Martin	August 31, 2006	3,500
Scott D. Martin	August 31, 2006	1,500
Scott D. Martin	August 30, 2006	1,500
Scott D. Martin	August 24, 2006	15,000

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE CORPORATION:
     As described above, Mr. Martin is a party to the Fee Sharing Agreement pursuant to which Mr. Martin and certain other Reporting Persons in the Third Filing Amendment verbally agreed to share legal and other fees currently incurred or to be incurred in connection with the activities described in Item 4 of the Third Filing Amendment, incorporated herein by reference thereto, which activities include a shareholder proposal to CCII recommending the adoption of substantially equivalent provisions to those set forth in the SEC’s Proposed Rule 14a-11 and the possible nomination of the Slate.
     As described above, Mr. Martin is a party to the Voting Agreement pursuant to which Mr. Martin and certain other Reporting Persons in the Fourth Filing Amendment, incorporated herein by reference thereto, verbally agreed to vote all of each Reporting Person’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.
     As described above, Mr. Martin is a party to the Stockholder Nominee Voting Agreement, pursuant to which Mr. Martin and each other Stockholder Nominee verbally agreed to vote all of each Stockholder Nominee’s Shares for the election of the Slate as directors of CCII at the Annual Meeting.

ANNEX B
     The signed consent of each Nominee to being named as a nominee for election as a director of CCII and to serve as a director, if elected, is attached to this Annex B.

ANNEX B
ATTACHMENT 1
CONSENT OF NOMINEE
     The undersigned hereby consents to being named as a nominee for election as a director of Cryo-Cell International, Inc. (“CCII”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of CCII by PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), and in other materials in connection with the solicitation of proxies by the Record Holder from stockholders of CCII to be voted at the 2007 annual meeting of stockholders of CCII and any adjournment thereof, and further consents to serve as a director of CCII, if elected.
Dated: March 26, 2007

/s/ David I. Portnoy
Name:	David I. Portnoy

ANNEX B
ATTACHMENT 2
CONSENT OF NOMINEE
     The undersigned hereby consents to being named as a nominee for election as a director of Cryo-Cell International, Inc. (“CCII”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of CCII by PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), and in other materials in connection with the solicitation of proxies by the Record Holder from stockholders of CCII to be voted at the 2007 annual meeting of stockholders of CCII and any adjournment thereof, and further consents to serve as a director of CCII, if elected.
Dated: March 26, 2007

/s/ Mark L. Portnoy
Name:	Mark L. Portnoy

ANNEX B
ATTACHMENT 3
CONSENT OF NOMINEE
     The undersigned hereby consents to being named as a nominee for election as a director of Cryo-Cell International, Inc. (“CCII”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of CCII by PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), and in other materials in connection with the solicitation of proxies by the Record Holder from stockholders of CCII to be voted at the 2007 annual meeting of stockholders of CCII and any adjournment thereof, and further consents to serve as a director of CCII, if elected.
Dated: March 26, 2007

/s/ Craig E. Fleishman, M.D.
Name:	Craig E. Fleishman, M.D.

ANNEX B
ATTACHMENT 4
CONSENT OF NOMINEE
     The undersigned hereby consents to being named as a nominee for election as a director of Cryo-Cell International, Inc. (“CCII”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of CCII by PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), and in other materials in connection with the solicitation of proxies by the Record Holder from stockholders of CCII to be voted at the 2007 annual meeting of stockholders of CCII and any adjournment thereof, and further consents to serve as a director of CCII, if elected.
Dated: March 26, 2007

/s/ Harold D. Berger
Name:	Harold D. Berger

ANNEX B
ATTACHMENT 5
CONSENT OF NOMINEE
     The undersigned hereby consents to being named as a nominee for election as a director of Cryo-Cell International, Inc. (“CCII”), in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of CCII by PartnerCommunity, Inc., a Delaware corporation (the “Record Holder”), and in other materials in connection with the solicitation of proxies by the Record Holder from stockholders of CCII to be voted at the 2007 annual meeting of stockholders of CCII and any adjournment thereof, and further consents to serve as a director of CCII, if elected.
Dated: March 26, 2007

/s/ Scott D. Martin
Name:	Scott D. Martin

EXHIBIT 3
Investment Advisory Agreement
     This INVESTMENT ADVISORY AGREEMENT (this “Agreement”) is made and entered into as of November 30, 2003, by and between PartnerCommunity, Inc. (“Client”) and Mayim Management LLC (“Advisor”), for the purpose of setting forth the terms and conditions pursuant to which Advisor will manage Client’s assets designated for management hereunder.
     1.     APPOINTMENT AS INVESTMENT ADVISOR.
     Client retains Advisor as investment advisor to render investment advisory services on the terms and conditions set forth in this Agreement and to manage Client’s securities investment (the “Account”). Advisor accepts the appointment as investment advisor and agrees to manage and direct the investments of the Account. Advisor assumes responsibility for the investment management of, and all trading decisions for, the Account and is authorized to render investment advisory services on the terms and conditions set forth herein as of the date first written above. The term of this Agreement shall be for a period of two (2) years from the date of execution of this Agreement and shall automatically renew for consecutive one (1) year periods, unless terminated pursuant to section 17.
     The Account will be in the name of the Client and nothing herein shall give Advisor ownership, implied or otherwise, in the Account. Additionally, Advisor does not have any authority to transfer or direct delivery of cash, securities or any other assets from the Account to itself or any third party or to take or have possession of any cash, securities or any other assets of the Account other than as specifically provided in this Agreement including Section 2 hereof. Client may withdraw funds from the account at any time by requesting the Advisor to make such withdrawal. The Client will use its best efforts to give the Advisor sufficient time to make any necessary investment liquidations in the normal course of business so that the necessary funds will be available for withdrawal as requested.
     2.     AUTHORITY OF ADVISOR.
     Advisor has full and exclusive discretionary authority with respect to the investment and reinvestment of the assets of the Account, subject to the Investment Guidelines. Advisor, when it deems appropriate, without prior consultation with or notification of Client, may: (a) purchase, sell, exchange, convert and otherwise trade in securities, including but not limited to money market instruments, mutual funds, stocks, warrants, put and call options to purchase or sell stocks, bonds and other securities and contracts related to the same, on margin or otherwise, or engage in any investment techniques for the acquisition or sale of any of the foregoing (collectively, “Securities”), for such prices and on such terms as Advisor, in its sole discretion, deems advisable; (b) place orders for the execution of Securities transactions with or through brokers, dealers or issuers which Advisor selects in its sole discretion; (c) negotiate, on Client’s behalf, the terms and conditions of all agreements and ancillary documents incidental thereto, necessary to open accounts in the name, or for the benefit, of Client with such brokers, dealers, issuers or custodians as Advisor may select with respect to the Account and prepare such documents for execution by Client; and (d) act on Client’s behalf in all matters necessary or incidental to servicing the Account, including all transactions for the Account. Client will furnish Advisor with all additional powers of attorney and other documentation, if any, necessary to appoint Advisor as agent and attorney-in-fact with respect to the Account, but such powers shall not be construed to authorize Advisor to take any action not authorized by this Agreement.
     The foregoing authority shall remain in full force and effect until the termination of this Agreement pursuant to the terms of Section 17 below. Revocation shall not affect transactions entered into prior to such revocation.
     3.     BROKERAGE.
     Advisor may allocate the execution of Securities transactions for the Account to any broker, dealer or issuer on markets and at prices and commission rates as Advisor, in its good faith judgment, believes are in the best interest of the Account. Client understands that other brokerage entities may be willing to execute Securities transactions for the Account at prices and commission rates that are lower than or different from those charged by the entity selected.
     In effecting Securities transactions at the direction of Advisor, broker-dealers selected by Advisor may effect similar transactions in the same Security simultaneously for the Account and for the accounts of other clients of Advisor if such aggregation is likely to result in an overall economic benefit to the Account. Broker-dealers may bunch these Securities transaction orders. Broker-dealers will allocate the Securities so purchased or sold in such a bunched order among the participating accounts (including the Account) as Advisor determines in good faith to be reasonable. Broker-dealer may charge a lesser per unit commission on such bunched orders than would otherwise be charged for a non-bunched order, with such savings being passed along to Client and Advisor’s other clients who are allocated portions of the Securities so purchased. In that event, Client’s brokerage commission will be a pro rata portion of the entire commission charged, determined by multiplying such entire commission by a fraction, the numerator of which is the number of shares allocated to the Account and the denominator of which is the total number of such shares purchased in the bunched transaction in question.
     4.     SERVICES TO OTHERS.
     Client understands that Advisor performs investment advisory services for various clients. This will create conflicts of interest with the Account over Advisor’s time devoted to managing the Account and the allocation of investment opportunities among accounts (including the Account) managed by Advisor. Advisor will allocate investment opportunities over a period of time on a fair and equitable basis. Client confirms that Advisor may give advice and take action with respect to any of its other clients that may differ from advice given or the timing or nature of action taken with respect to Client so long as it is Advisor’s policy to allocate investment opportunities to Client over a period of time on a fair and equitable basis relative to other clients. Client acknowledges that Advisor and its principals, employees and affiliates may purchase or sell Securities for their own accounts and that Advisor shall not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Account any Securities that Advisor, its principals, employees or affiliates may purchase or sell for its or their own accounts or for the account of any other
     5.     PROXIES AND RELATED MATTERS.
     In connection with the services to be rendered by Advisor under this Agreement, Advisor hereby is granted the power as Client’s proxy and attorney-in-fact to vote, tender, or non-tender, or direct the voting, tendering, or non-tendering of all Securities held in the Account and take actions on behalf of Client with respect to such Securities, including, but not limited to, the execution on behalf of Client of any consent, request, direction, approval, waiver, objection, appointment or other instrument required or permitted to be signed or executed by the holder of such Securities.
     6.     CLIENT REPORTS.
     Advisor will use its reasonable efforts to assist Client to ensure monthly brokerage account statements are received by Client directly from the brokerage firm through an electronic data interface and final brokerage account statements via mail.
     7.     FEES AND EXPENSES.
     Advisor charges, and Client agrees to pay, an annual fee (the “Fee”) equal to such 22 1/2% of the “Net Appreciation” (as defined below). The Fee is payable at the end of each calendar year and upon termination of this Agreement. Any such payment due will be forwarded to Advisor within fifteen (15) days of Client’s receipt of invoice.
     “Net Appreciation” shall mean the aggregate net investment profits, both realized and unrealized in the Account during such year (after deduction for brokerage fees and other expenses (as defined below) payable, but before deducting Advisor’s Fee payable) pro rated for additions to and withdrawals from the Account less any “Carryforward Loss” (as defined below) from a previous calendar year. If the Account experiences aggregate net investment losses (both realized and unrealized) for any calendar year, such losses (the “Carryforward Loss”) shall be deducted from Net Appreciation for each succeeding calendar year for the purpose of determining the incentive fee for each such year until the full amount of the Carryforward Loss has been offset by Net Appreciation. For purposes of calculating the Fee for 2005, the initial value of the account is deemed to equal $353,994.
     All expenses relating to the investment of the assets of the Account, including without limitation, brokerage commissions, dividends payable with respect to Securities sold short, custodial fees, bank service fees, interest on Account-related loans and debit balances, transfer taxes and other fees and expenses related to the purchase, sale or other disposition of such assets (“other expenses”), shall be the sole responsibility of Client and will be payable from the Account.
     8.     ADVISOR’S DUTY OF CARE.
     Except for malfeasance or breach of duty, or violation of applicable law, neither Advisor nor any of its principals, managers, members, officers, directors, employees or affiliates shall be liable hereunder for any action performed or omitted to be performed or for any errors of judgment in managing the Account. Advisor and its principals, managers, members, officers, directors, employees and affiliates shall not be responsible for any loss incurred by reason of any act or omission of any broker, dealer or custodian; provided, however, that Advisor will make reasonable efforts to require that brokers, dealers and custodians perform their obligation with respect to the Account. Advisor, in the maintenance of its records, does not assume responsibility for the accuracy of information furnished by the Client, Custodian or any other third-party over which Advisor does not have direct control. Except as expressly set forth in this Agreement, it is agreed that Advisor has no other discretion, duty or responsibility whatsoever with respect to the control, management or administration of the Account. Nothing herein in any way constitutes a waiver or limitation of any of the obligations that Advisor may have under Federal and state securities laws.
     9.     CONFIDENTIAL RELATIONSHIP.
     Except as otherwise agreed in writing or as required by law, each party hereto will (and will use its reasonable efforts to cause its employees, agents and representatives to keep confidential all account information and shall not use (and shall cause its employees, agents and representatives not to use nor disclose) for any purpose such information other than in connection with performing their respective obligations under this agreement.
     10.     TERMINATION.
     Either party shall have the right to terminate this Agreement for any reason upon thirty (30) days’ prior written notice to the other party.. Termination of this Agreement will not affect (a) the validity of any action previously taken by Advisor under this Agreement; (b) liabilities or obligations of the parties from transactions initiated before termination of this Agreement; or (c) Client’s obligation to pay fees to Advisor (pro rated through the date of termination). When termination is requested by either party, all subsequent investment transactions should be reviewed and approved by Client in advance.
     11.     ASSIGNMENT.
     Assignment of this Agreement may be made by Advisor with the prior written consent of Client provided such consent will not be unnecessarily withheld.

     12.     AMENDMENT.
     This Agreement may be amended from time to time with the mutual written consent of the parties hereto.
     13.     GOVERNANCE.
     This Agreement will be interpreted in accordance with the substantive laws of the State of Florida applicable to contracts made between residents of that state to be wholly performed within that state, without reference to any conflict of law rule that might cause the laws of any other jurisdiction to apply. Any action, suit or proceeding arising under or relating to this Agreement shall be brought in the courts of the State of Florida.
     14.     NOTICES.
     Any notice, advice or report to be given to Client under this Agreement will be delivered in person, by U.S. mail or overnight courier (postage prepaid) or sent by facsimile transmission or e-mail (with a hard copy sent by U.S. mail or overnight courier) to Client at the following address, or at such other address as Client may designate in writing:
PartnerCommunity, Inc.
901 Yamato Road, Suite 115
Boca Raton, FL 33410
Attention: John Yin
     And if to Advisor at:
Mayim Management LLC, Attention: David Portnoy
61 Harbour Way
Bal Harbour, FL 33154
     15.     SUCCESSORS.
     This Agreement inures to the benefit of Advisor and its successors, irrespective of any change at any time in the personnel thereof.
     16.     INDEPENDENT CONTRACTOR.
     Advisor is and will hereafter act as an independent contractor and not as an employee of the Client, and nothing in this Agreement may be interpreted or construed to create any employment, partnership, joint venture or other relationship between Advisor and Client.

     17.     SEVERABILITY.
     The invalidity or enforceability of any provision hereof shall in no way affect the validity or enforceability of any and all other provisions hereof.
     18.     ENTIRE AGREEMENT.
     This Agreement is the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, agreements and understandings (including any and all pre-existing investment management agreements, which are hereby cancelled), regarding the subject matter hereof.
     19.     COUNTERPARTS.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. IN WITNESS WHEREOF, the parties hereof have executed this Agreement on the date first above written.

Mayim Management LLC (“ADVISOR”)	PartnerCommunity, Inc.

PartnerCommunity, Inc.
By: /s/ David I. Portnoy	By: /s/ David I. Portnoy

David I. Portnoy	David I. Portnoy
President	Chairman of the Board

November 30, 2003	November 30, 2003

Date	Date